Everest Re Group, Ltd.

c/o Everest Re Global Services, Inc.

477 Martinsville Road

P.O. Box 830

Liberty Corner, NJ 07938

October 5, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Request for Withdrawal – Registration Statement on Form S-3
Everest Re Group Ltd. (CIK: 0001095073)
Everest Reinsurance Holdings Inc (CIK: 0000914748)
Everest Re Capital Trust II (CIK: 0001248384)
Everest Re Capital Trust III (CIK: 0001248386)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Everest Re Group Ltd. and the other entities listed above (the “Companies”) hereby respectfully request that their Registration Statement on Form S-3 filed on October 6, 2005 (File No. 333-128868) (Accession Number 0001193125-05-197997) (the “Registration Statement”) be withdrawn. The Registration Statement is being withdrawn because our filing agent incorrectly identified the submission type as S-3 in the filing, when it should have been submitted as S-3MEF. No securities registered on the Registration Statement have been sold.

The error in the EDGAR submission header was discovered by the filing agent immediately after filing the Registration Statement. The filing agent promptly resubmitted the filing under the correct EDGAR submission header as S-3MEF, which filing was assigned file number 333-128869 (Accession Number 0001193125-05-198009).

The Companies hereby respectfully request that an order granting the withdrawal of the Registration Statement be issued by the Commission and that the Registration Statement be removed from the EDGAR system as soon as possible.

If you have any questions regarding this application for withdrawal, please contact Lawrence R. Hamilton, legal counsel to the Companies, at (312) 701-7055.

Thank you for your attention to this matter.

Very truly yours,

EVEREST RE GROUP, LTD.

/s/ Stephen L. Limauro
By:	Stephen L. Limauro
Title:	Executive Vice President and Chief Financial Officer